Exhibit 99.2

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	ZTO Express (Cayman) Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)		
Date Submitted:	23 October 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02057	**Description**	Class A Ordinary Shares		

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares		
Opening balance as at *(Note 1)* 21 October 2026	557,330,906		0		557,330,906
1). Other (please specify) See Part B **Date of changes** 22 October 2026		%			
Closing balance as at *(Notes 5 and 6)* 22 October 2026	557,330,906		0		557,330,906

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FF305 Page 2 of 12 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares but not cancelled Repurchase of 73,128 American depositary shares (representing 73,128 class A ordinary shares) on August 12, 2026 U.S. time Date of changes 12 August 2026 73,128 % USD 22.98 2). Repurchase of shares but not cancelled Repurchase of 218,268 American depositary shares (representing 218,268 class A ordinary shares) on August 13, 2026 U.S. time Date of changes 13 August 2026 218,268 % USD 22.89 3). Repurchase of shares but not cancelled Repurchase of 218,091 American depositary shares (representing 218,091 class A ordinary shares) on August 14, 2026 U.S. time Date of changes 14 August 2026 218,091 % USD 22.91 4). Repurchase of shares but not cancelled Repurchase of 218,381 American depositary shares (representing 218,381 class A ordinary shares) on August 17, 2026 U.S. time Date of changes 17 August 2026 218,381 % USD 22.88 5). Repurchase of shares but not cancelled Repurchase of 300 American depositary shares (representing 300 class A ordinary shares) on August 18, 2026 U.S. time Date of changes 18 August 2026 300 % USD 23 6). Repurchase of shares but not cancelled Repurchase of 231,703 American depositary shares (representing 231,703 class A ordinary shares) on August 19, 2026 U.S. time Date of changes 19 August 2026 231,703 % USD 21.56 7). Repurchase of shares but not cancelled Repurchase of 234,285 American depositary shares (representing 234,285 class A ordinary shares) on August 20, 2026 U.S. time Date of changes 20 August 2026 234,285 % USD 21.32 8). Repurchase of shares but not cancelled Repurchase of 232,434 American depositary shares (representing 232,434 class A ordinary shares) on August 21, 2026 U.S. time Date of changes 21 August 2026 232,434 % USD 21.49

FF305 Page 3 of 12 v 1.3.0 9). Repurchase of shares but not cancelled Repurchase of 235,447 American depositary shares (representing 235,447 class A ordinary shares) on August 24, 2026 U.S. time Date of changes 24 August 2026 235,447 % USD 21.22 10). Repurchase of shares but not cancelled Repurchase of 234,165 American depositary shares (representing 234,165 class A ordinary shares) on August 25, 2026 U.S. time Date of changes 25 August 2026 234,165 % USD 21.33 11). Repurchase of shares but not cancelled Repurchase of 233,738 American depositary shares (representing 233,738 class A ordinary shares) on August 26, 2026 U.S. time Date of changes 26 August 2026 233,738 % USD 21.37 12). Repurchase of shares but not cancelled Repurchase of 236,520 American depositary shares (representing 236,520 class A ordinary shares) on August 27, 2026 U.S. time Date of changes 27 August 2026 236,520 % USD 21.12 13). Repurchase of shares but not cancelled Repurchase of 232,752 American depositary shares (representing 232,752 class A ordinary shares) on August 28, 2026 U.S. time Date of changes 28 August 2026 232,752 % USD 21.46 14). Repurchase of shares but not cancelled Repurchase of 234,241 American depositary shares (representing 234,241 class A ordinary shares) on August 31, 2026 U.S. time Date of changes 31 August 2026 234,241 % USD 21.33 15). Repurchase of shares but not cancelled Repurchase of 237,130 American depositary shares (representing 237,130 class A ordinary shares) on September 1, 2026 U.S. time Date of changes 01 September 2026 237,130 % USD 21.07 16). Repurchase of shares but not cancelled Repurchase of 391,825 American depositary shares (representing 391,825 class A ordinary shares) on September 2, 2026 U.S. time Date of changes 02 September 2026 391,825 % USD 21.02 17). Repurchase of shares but not cancelled Repurchase of 471,746 American depositary shares (representing 471,746 class A ordinary shares) on September 3, 2026 U.S. time Date of changes 03 September 2026 471,746 % USD 20.78

FF305 Page 4 of 12 v 1.3.0 18). Repurchase of shares but not cancelled Repurchase of 398,803 American depositary shares (representing 398,803 class A ordinary shares) on September 4, 2026 U.S. time Date of changes 04 September 2026 398,803 % USD 21.02 19). Repurchase of shares but not cancelled Repurchase of 455,123 American depositary shares (representing 455,123 class A ordinary shares) on September 8, 2026 U.S. time Date of changes 08 September 2026 455,123 % USD 20.89 20). Repurchase of shares but not cancelled Repurchase of 450,401 American depositary shares (representing 450,401 class A ordinary shares) on September 9, 2026 U.S. time Date of changes 09 September 2026 450,401 % USD 20.73 21). Repurchase of shares but not cancelled Repurchase of 455,123 American depositary shares (representing 455,123 class A ordinary shares) on September 10, 2026 U.S. time Date of changes 10 September 2026 455,123 % USD 20.85 22). Repurchase of shares but not cancelled Repurchase of 454,122 American depositary shares (representing 454,122 class A ordinary shares) on September 11, 2026 U.S. time Date of changes 11 September 2026 454,122 % USD 20.66 23). Repurchase of shares but not cancelled Repurchase of 497,311 American depositary shares (representing 497,311 class A ordinary shares) on September 14, 2026 U.S. time Date of changes 14 September 2026 497,311 % USD 20.91 24). Repurchase of shares but not cancelled Repurchase of 497,311 American depositary shares (representing 497,311 class A ordinary shares) on September 15, 2026 U.S. time Date of changes 15 September 2026 497,311 % USD 20.55 25). Repurchase of shares but not cancelled Repurchase of 497,311 American depositary shares (representing 497,311 class A ordinary shares) on September 16, 2026 U.S. time Date of changes 16 September 2026 497,311 % USD 20.37 26). Repurchase of shares but not cancelled Repurchase of 497,311 American depositary shares (representing 497,311 class A ordinary shares) on September 17, 2026 U.S. time Date of changes 17 September 2026 497,311 % USD 20.87

FF305 Page 5 of 12 v 1.3.0 27). Repurchase of shares but not cancelled Repurchase of 420,591 American depositary shares (representing 420,591 class A ordinary shares) on September 18, 2026 U.S. time Date of changes 18 September 2026 420,591 % USD 21 28). Repurchase of shares but not cancelled Repurchase of 499,161 American depositary shares (representing 499,161 class A ordinary shares) on September 21, 2026 U.S. time Date of changes 21 September 2026 499,161 % USD 19.26 29). Repurchase of shares but not cancelled Repurchase of 499,161 American depositary shares (representing 499,161 class A ordinary shares) on September 22, 2026 U.S. time Date of changes 22 September 2026 499,161 % USD 19.79 30). Repurchase of shares but not cancelled Repurchase of 149,748 American depositary shares (representing 149,748 class A ordinary shares) on September 23, 2026 U.S. time Date of changes 23 September 2026 149,748 % USD 19.6 31). Repurchase of shares but not cancelled Repurchase of 174,706 American depositary shares (representing 174,706 class A ordinary shares) on September 24, 2026 U.S. time Date of changes 24 September 2026 174,706 % USD 19.56 32). Repurchase of shares but not cancelled Repurchase of 174,706 American depositary shares (representing 174,706 class A ordinary shares) on September 25, 2026 U.S. time Date of changes 25 September 2026 174,706 % USD 19.46 33). Repurchase of shares but not cancelled Repurchase of 136,172 American depositary shares (representing 136,172 class A ordinary shares) on September 28, 2026 U.S. time Date of changes 28 September 2026 136,172 % USD 19.65 34). Repurchase of shares but not cancelled Repurchase of 361,731 American depositary shares (representing 361,731 class A ordinary shares) on September 29, 2026 U.S. time Date of changes 29 September 2026 361,731 % USD 19.55 35). Repurchase of shares but not cancelled Repurchase of 609,079 American depositary shares (representing 609,079 class A ordinary shares) on September 30, 2026 U.S. time Date of changes 30 September 2026 609,079 % USD 19.5

FF305 Page 6 of 12 v 1.3.0 36). Repurchase of shares but not cancelled Repurchase of 757,250 American depositary shares (representing 757,250 class A ordinary shares) on October 1, 2026 U.S. time Date of changes 01 October 2026 757,250 % USD 19.47 37). Repurchase of shares but not cancelled Repurchase of 378,625 American depositary shares (representing 378,625 class A ordinary shares) on October 2, 2026 U.S. time Date of changes 02 October 2026 378,625 % USD 19.49 38). Repurchase of shares but not cancelled Repurchase of 409,549 American depositary shares (representing 409,549 class A ordinary shares) on October 5, 2026 U.S. time Date of changes 05 October 2026 409,549 % USD 19.6 39). Repurchase of shares but not cancelled Repurchase of 408,068 American depositary shares (representing 408,068 class A ordinary shares) on October 6, 2026 U.S. time Date of changes 06 October 2026 408,068 % USD 19.71 40). Repurchase of shares but not cancelled Repurchase of 233,878 American depositary shares (representing 233,878 class A ordinary shares) on October 7, 2026 U.S. time Date of changes 07 October 2026 233,878 % USD 19.8 41). Repurchase of shares but not cancelled Repurchase of 225,614 American depositary shares (representing 225,614 class A ordinary shares) on October 8, 2026 U.S. time Date of changes 08 October 2026 225,614 % USD 19.79 42). Repurchase of shares but not cancelled Repurchase of 100 American depositary shares (representing 100 class A ordinary shares) on October 9, 2026 U.S. time Date of changes 09 October 2026 100 % USD 19.99 43). Repurchase of shares but not cancelled Repurchase of 77,301 American depositary shares (representing 77,301 class A ordinary shares) on October 15, 2026 U.S. time Date of changes 15 October 2026 77,301 % USD 19.98 44). Repurchase of shares but not cancelled Repurchase of 199,579 American depositary shares (representing 199,579 class A ordinary shares) on October 21, 2026 U.S. time Date of changes 21 October 2026 199,579 % USD 19.9

FF305 Page 7 of 12 v 1.3.0 45). Repurchase of shares but not cancelled Repurchase of 108,144 American depositary shares (representing 108,144 class A ordinary shares) on October 22, 2026 U.S. time Date of changes 22 October 2026 108,144 0.01 % USD 19.97 Remarks: The percentage as stated in the above "changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's total number of issued shares of 763,430,906 shares (comprising 557,330,906 Class A ordinary shares and 206,100,000 Class B ordinary shares).

FF305 Page 8 of 12 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 9 of 12 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02057	**Description**	Class A Ordinary Shares		

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 22 October 2026	108,144	On another stock exchange New York Stock Exchange	USD 19.99	USD 19.8	USD 2,159,624.87

Total number of shares repurchased	108,144	**Aggregate price paid $**	USD 2,159,624.87
Number of shares repurchased for cancellation	108,144		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		16 June 2026
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		76,599,956
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	16,528,789
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		2.1578 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	21 November 2026

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FF305 Page 11 of 12 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules / GEM Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated April 17, 2026 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 12 of 12 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Songfei LI (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)